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                                                                    Exhibit 99-9


                                                        July __, 1995


To Holders of Depositary Shares,
each representing a 1/4 interest
in $7.96 Cumulative Preferred
Stock of PECO Energy Company


         PECO Energy Company, a Pennsylvania corporation ("PECO Energy"), proposes, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal" which, together with this Offering Circular/Prospectus, constitute the "Offer") enclosed herewith, to exchange Trust Receipts, each representing a __________% Cumulative Monthly Income Preferred Security, Series B, representing a limited partner interest issued by PECO Energy Capital, L.P., a limited partnership formed under the laws of the State of Delaware ("PECO Energy Capital"), for up to 5,400,000 depositary shares (the "Depositary Shares"), each representing a one-fourth interest in a share of $7.96 Cumulative Preferred Stock of PECO Energy. Depositary Shares not accepted for exchange because of proration or otherwise will be returned. In connection with the Offer, PECO Energy will deposit with PECO Energy Capital as PECO Energy Capital assets its ________% Deferrable Interest Subordinated Debentures, Series B due 2025.

         The Offer is explained in detail in the enclosed Offering Circular/Prospectus and Letter of Transmittal. If you want to tender your shares and to participate in the Offer, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. No recommendation to any stockholder to tender or to refrain from tendering in the Offer is made by PECO Energy, its board of directors, PECO Energy Capital or its general partner.


                                                Very truly yours

                                                Corbin A. McNeill, Jr.
                                                PECO Energy Company
                                                President and Chief Executive